UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of, March 2010

Commission File Number: 1-14118

WORLD COLOR PRESS INC.
(Translation of Registrant's name into English)

999 de Maisonneuve Blvd. West–Suite 1100, Montreal, Quebec, Canada, H3A 3L4
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

WORLD COLOR PRESS INC.

Documents Index:

99.1	Press release dated March 1, 2010 announcing the financial results of World Color Press Inc. for the year ended December 31, 2009.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WORLD COLOR PRESS INC.
Dated: March 1, 2010
/s/ MARIE-É. CHLUMECKY Name: Marie-É. Chlumecky Title: Corporate Secretary